4-30-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

ADRIAN RESOURCES LTD. (File #0-26296)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News Release dated April 18, 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.
(Registrant)

Date: May 2, 2002

By: ____________
James G. Stewart

Its: Secretary
(Title)

form6k.usa

ADRIAN
RESOURCES LTD.

Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

April 18, 2002

Trading Symbol: TSE-ADL
No. 259

NEWS RELEASE

Adrian Resources Ltd. ("**Adrian**") reports that it has agreed to cancel currently outstanding incentive stock options entitling the purchase of up to 3,545,338 common shares of **Adrian.** Subject to regulatory approval, it has agreed to replace them with new options entitling the purchase of an equal number of common shares of **Adrian** at a price of $0.15 at any time up to and including April 18, 2007.

On behalf of the Board of Directors of
ADRIAN RESOURCES LTD.

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.